SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NY 10001 ____ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com October 26, 2022
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Via EDGAR
Mr. John Stickel
Mr. John Dana Brown
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:    F&G Annuities & Life, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed October 4, 2022
File No. 001-41490
Dear Messrs. Stickel and Brown:
On behalf of F&G Annuities & Life, Inc. (the “Company” or “SpinCo”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter to Christopher Blunt, dated October 12, 2022 (the “Comment Letter”), relating to the Company’s amended registration statement on Form 10 that was filed on October 4, 2022 (the “Registration Statement”). To facilitate the Staff’s review, the headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and we have reproduced the text of the Staff’s comments in bold italics below.
Concurrently with the filing of this letter, the Company is publicly filing, via EDGAR submission, Amendment No. 2 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the October 4, 2022 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of the Information Statement.

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
October 26, 2022

Form 10-12B filed October 4, 2022
General
1.    Please file as exhibits the note purchase agreement with Kubera Insurance and your capital keep-well agreements with your reinsurance subsidiary F&G Cayman Re Ltd as referenced on page 8 or tell us why you believe they are not required. Refer to Item 601(b)(10) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has filed the note purchase agreement with Kubera Insurance and the capital keep-well agreements with F&G Cayman Re as Exhibits 10.22, 10.23 and 10.24, respectively, to Amendment No. 2 to the Registration Statement.
Adjusted Net Earnings Attributable to Common Shareholders, page 86
2.    Please refer to comment 4. Please also refer to comment 18 in our letter dated August 17, 2022. The adjustment for the impact of market volatility on the alternative asset portfolio that differs from management’s expectation of returns over the life of these assets substitutes an individually tailored recognition and measurement method for those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please remove this adjustment from your non-GAAP financial measures.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Information Statement, including all other related areas of the Information Statement, to remove this adjustment from all non-GAAP financial measures.

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
October 26, 2022

***
Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2512.

Sincerely,

/s/ Jon A. Hlafter
Jon A. Hlafter
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher Blunt, President and Chief Executive Officer, F&G Annuities & Life, Inc.

Jodi Ahlman, Senior Vice President, General Counsel and Secretary, F&G Annuities & Life, Inc.

Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP